O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4395/07
April 19, 2007
VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention: John Cannarella

Dear Sirs:

RE:	KIRKLAND LAKE GOLD INC. (the “Company”)
- SEC File Number 000-49919
-	Form 20-F for the Fiscal Year Ended April 30, 2006
-	Filed on September 19, 2006 (the “2006 Form 20-F”)

We write on behalf of the Company in response to your comment letter dated March 6, 2007 regarding the 2006 Form 20-F (the “Comment Letter”). We provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 20-F for the Fiscal Year Ended, April 30, 2006

Item 5. Operating and Financial Review and Prospects, page 29

F. Tabular Disclosure of Contractual Obligations, page 36

1.
Please consider revising your table of contractual cash obligations to include the estimated accretion on your asset retirement obligations. Because the table is aimed at increasing transparency of cash flow, we believe the accretion amounts should be included in the table. If you choose not to include these amounts, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

The Company proposes to prospectively amend the line item “Long Term Debt Obligations” in the table of contractual obligations (found on page 36 of the 2006 Form 20-F filing) to include the increased value of the obligation at the end of the mine’s life due to the accretion and change the footnote to the table to describe the amount as such. Furthermore, the Company would refer to the current balance in the financial statements. The obligation at the end of the mine life would be $3,305,511 at April 2016.

The Company proposes that the current footnote (1) to the table would be amended to read as follows:

“The above amount represents the estimated costs to satisfy the company’s obligations related to the closure of the mine at the end of its life (2016) in accordance with Ministry of Northern Development and Mines regulations. This value includes the accretion amount of the obligation from its current value at April 30, 2007 of $●.”

The above changes are proposed to be made to the Company’s 2007 Form 20-F.

Note 2. Significant Accounting Policies, page 3

Loss per common share, page 5

2.
Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

The Company proposes that Note 2 to its audited financial statements for the year ended April 30, 2007 will read as follows:

“Loss per common share

Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year.

The Company follows the treasury stock method in the calculation of diluted earnings per share. As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.”

Note 9. Capital Stock, page 11

3.
We note your disclosure that warrants were issued in private placements and meet the criteria for classification as equity rather than a liability for Canadian GAAP as well as US GAAP. Please tell us whether these securities were issued with registration rights and indicate if there was or are the potential that liquidated damages will paid by you in the event that you fail to register the securities in a preset timeframe. If applicable, please tell us how such liquidated damages are computed. We may have further comment.

The Company has not issued any securities with registration rights and, therefore, there is not any potential that liquidated damages can be paid if it fails to register the securities within a pre-set timeframe.

Engineering Comments

General

4.
If your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

“This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

The Company will amend its website to incorporate the foregoing disclaimer, if required.

5.
We also note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press release to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-49919, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

The Company will amend its website to incorporate the foregoing disclaimer. It has always been the Company’s practice to include a disclaimer to the same effect in any press release in which resources or reserves are mentioned. It appears, however, that one press release was issued on December 5, 2006 in which the disclaimer was inadvertently not included. The Company will ensure that further press releases referring to resources and reserves contain the disclaimer.

6.
Please insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

The Company proposes to include in its 2007 Form 20-F filing the maps attached as Schedules “A” and ”B” hereto to comply with this comment.

Mineral Reserve and Resource Estimates, page 25

7.
Please clearly state your reserve metallurgical recovery assumptions, planned mill tonnage, and head grade for your reserves. Compare these assumptions to your actual mill production, head grade, and resulting mill gold recoveries. Please discuss any variances in metallurgical recovery or head grade.

The Company will respond to this comment by way of a separate letter.

8.
Please forward to our engineer as supplemental information and not as part of the annual report, information that established the economic feasibility of your materials designated as reserved, as required by Section C of SEC’s Industry Guide 7. This request would include your production/cost summary reports for the last two years, in particular:

•	Copies of pertinent engineering and geological reports, feasibility studies and current mine plans (including cash flow analyses).
•	Mine production reports 2005-2006
•	Mill production reports 2005-2006
•	General and Administrative reports 2005-2006
•	Cost and Sales reports 2005-2006

To minimize the transfer of paper, please provide the requested information on a CD formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal express shipping label to facilitate the return of the supplemental information.

The Company will respond to this comment by way of a separate letter.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

CYN/clk

Enclosures

cc:	Kirkland Lake Gold Inc.
Attn: Brian A. Hinchcliffe, President and Chief Executive Officer

Canadian Affiliate:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

Schedule “A”

Schedule “B”